Exhibit 99.1

Advanced Human Imaging Announces Shift in Leadership

Company Co-Founder Appointed as an Executive Director and will Assume Role as CEO Nick Prosser Chosen as Interim Chairman of Advanced Human Imaging

CEO and Chairman Vlado Bosanac to Move into Head of Strategy and Revenue Growth

PERTH, Australia, Feb. 15, 2022 -- Advanced Human Imaging Limited (ASX: "AHI") (NASDAQ: "AHI") announced today that Nick Prosser has been appointed as the interim Non-executive Chairman of Advanced Human Imaging. Additionally, Dr. Katherine Iscoe, Ph.D., Co-Founder, and former CEO of Advanced Human Imaging will be rejoining the leadership team as an Executive Director and CEO. The announcements were made as AHI Chairman and CEO, Vlado Bosanac is moving into a strategic role as Head of Strategy and Revenue Growth, effective immediately.

Mr. Prosser has served on Advanced Human Imaging’s Board of Directors since November 2018. He has been serving on the Board of Directors of numerous ASX listed companies. He is a founder of Canberra Data Centres, which was acquired by Infratil and Commonwealth Superannuation Corporation for an enterprise value of

$1.16 billion in 2016, and brings over a decade of experience in technology expansion and monetization.

“I look forward to working with the AHI team as interim Chairman at a time when digital health solutions are an important contributor to improving individual health and in demand worldwide,” said Mr Prosser. “AHI’s solutions, BodyScan, DermaScan and FaceScan, span across all aspects of the rapidly growing digital health market. We look forward to growing the market and becoming a global leader in digital because of our innovative solutions and the expertise of Advanced Human Imaging. “We look forward to growing and capturing a larger global market share due to the innovation, solutions and robust leadership of Advanced Human Imaging.”

Dr. Iscoe co-founded Advanced Human Imaging in 2014 and served as its CEO from April 2015 until October 2016. She is an expert and thought leader on Type 1 Diabetes and glucose optimization through continuous glucose monitoring systems (CGMS). Her work in Type 1 Diabetes spanned several years and includes publications in multiple international peer-reviewed journals. Her biomedical research has provided critical insight on the differences between interstitial glucose and blood glucose levels, which result in a measurement reading when using CGMS. Her combination of academic and practical experience in medical sciences, health and wellness provides a unique and strategic advantage for the future of Advanced Human Imaging and mHealth.

“As a co-founder of Advanced Human Imaging, I’m pleased with the company’s growth since its inception in 2014,” said Dr. Iscoe. “As we look forward, Mr. Prosser and I see an opportunity to expand the company’s remote patient monitoring and digital health solutions. We are focused on executing as we work closely with Vlado Bosanac on a strategy and revenue model that delivers shareholder value.”

The Company is working to finalise an executive services agreement with Dr. Iscoe, and the material terms of Dr. Iscoe’s employment will be released to the market as required by Listing Rule 3.16.4 once agreed and executed (expected to be later this week).

Vlado Bosanac said, “I have always been open and transparent in regard to my personal dispute with the Australian Tax Office (ATO). I feel it is best I step aside and continue to try and reach a resolution.

I want to assure all shareholders I will remain focused on Advanced Human Imaging, the company I love and co-founded, I will continue to work with the AHI Board and management to drive the company’s vision as Head of Strategy and Revenue Growth.

I also feel this transition comes at a time when the Company requires this to be my focus and best use of my skill set. I am very confident in Dr. Iscoe and Mr. Prosser as experienced and innovative executives who know the company and its goals well.”

About Advanced Human Imaging:

AHI has developed and patented a proprietary dimensioning technology that enables its users to check, track, and assess their dimensions in conjunction with known health risk indicators using only a smartphone both privately and accurately.

Our goal is to assist our partners by empowering their consumers with this capability. This in return gives our partners the ability to assess, assist, and communicate outcomes with their consumers when navigating day to day life. Whether this is a personal journey to better health, understanding the risk associated with their physical condition, tracking the changes they are experiencing through training, dieting, or under medical regimes, or simply wanting to be correctly sized for a garment when shopping online. The AHI technology delivers this seamlessly, privately, and cost-effectively in under one minute.

AHI has developed this capability by leveraging the power of Computer Vision, Machine Learning, and patented algorithms, to process the images and assessments on secure, enterprise-level infrastructure, delivering an end–to–end experience that is unrivalled in the industry. AHI simplifies the collection of measurements and removes the human error present in traditional methods.

Forward Looking Statements

This press release contains certain forward-looking statements, including those relating to the regarding the use of proceeds and other statements that are predictive in nature. Forward-looking statements are based on the Company's current expectations and assumptions. The Private Securities Litigation Reform Act of 1995 provides a safe-harbor for forward-looking statements. These statements may be identified by the use of forward-looking expressions, including, but not limited to, 'expect,' 'anticipate,' 'intend,' 'plan,' 'believe,' 'estimate,' 'potential,' 'predict,' 'project,' 'should,' 'would' and similar expressions and the negatives of those terms. Prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in the Company's filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended from time to time, under the caption 'Risk Factors.'

For more information please visit: www.advancedhumanimaging.com For more information contact:

Dr. Katherine Iscoe	For media inquiries:
Chief Executive Officer	Nic Johnson
Advanced Human Imaging Limited	Russo Partners
E: admin@advancedhumanimaging.com	E: nic.johnson@russopartnersllc.com
+1 (212) 845-4242